UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        RICHTON INTERNATIONAL CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    765516109
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                                 (CUSIP Number)

                            Victor H. Boyajian, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.C.
     One Riverfront Plaza, Newark, New Jersey 07102 Telephone (973) 643-7000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2001
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP NO. 765516109               SCHEDULE 13D                   Page  of  Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FRS Capital Company, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        1,239,274
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,239,274
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,434,274
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.5%
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14    TYPE OF REPORTING PERSON*

      00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment to Schedule 13D is being filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended. The undersigned hereby supplements and amends the Schedule 13D, dated October 27, 1997, as amended, (the Statement") as to the following Items:

Item 1. Security and Issuer.

      The Securities to which this statement (the "Schedule 13D") relates are the shares of common stock ("Shares") of Richton International Corporation (the "Company"). The Company's principal executive office is located at 767 Fifth Avenue, New York, NY 10153.

Item 2. Identity and Background.

      This Schedule 13D is filed by FRS Capital Company, LLC (the "Reporting Person" or "FRS"). Mr. Fred R. Sullivan ("Mr. Sullivan") is the Managing Member of the Reporting Person. The business address for the Reporting Person and Mr. Sullivan is 767 Fifth Avenue, New York, NY 10153. The Reporting Person is a Delaware limited liability company and Mr. Sullivan is a citizen of the United States. Mr. Sullivan is Chairman of the Board and Chief Executive Officer of the Company.

Item 4. Purpose of Transaction.

      On May 29, 2001, Deere & Company, a Delaware corporation ("Deere"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, that, subject to certain conditions, that the Company will be merged into Green Mergersub, Inc. ("Sub"), a wholly-owned subsidiary of Deere (the "Merger").

      Also, on May 30, 2001, Mr. Sullivan, the Reporting Person, Deere and Sub entered into a Voting Agreement (the "Voting Agreement"), pursuant to which, among other things, Mr. Sullivan and the Reporting Person agreed to vote 1,434,274 Shares they currently own of record, as well as any shares they may hereafter acquire, in favor of, among other things, the Merger Agreement and the transactions contemplated thereby at the meeting of the shareholders of the Company in connection with the Merger Agreement. No proxies in favor of Deere have been executed by the Reporting Person in conjunction with the Voting Agreement. As a result of the Voting Agreement, Deere and Sub may be deemed to share voting power over the Shares beneficially owned by Mr. Sullivan and the Reporting Person.

      The execution of the Voting Agreement is a condition to, and in consideration for, Deere's and Sub's willingness to enter into the Merger Agreement.

      If the Merger is approved and completed, the holders of all of the Company common stock will receive, subject to the terms of the Merger Agreement, consideration under a pricing formula of approximately $125 million in exchange for their Company stock. Up to 49% of the Company common stock may be exchanged for cash (the "Cash Election") at a price of $36.1299 per share. All of the Company common stock may be exchanged for common stock of Deere (the "Stock Election"). Under the Stock Election, shares of Company common stock will be exchanged for shares of Deere common stock according to the following ratio (the "Exchange Ratio"): if the Deere stock price is equal to or more than $42.9375 per share, then the Exchange Ratio is fixed at 0.8415 of a share of Deere common stock for each share of Company common stock; if the Deere stock price is below

$42.9375, the aggregate consideration for all of the Company common stock will be preserved by increasing the Exchange Ratio, as a result of which more shares of Deere common stock will be received in exchange for Company common stock. The Deere stock price will be determined by averaging the closing sales price of the Deere common stock over the 10 consecutive trading days ending on the second full trading day prior to the effective date of the Merger in accordance with the terms of the Merger Agreement.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the Voting Agreement, the Reporting Person, Mr. Sullivan, Deere and Sub may be deemed to be a group (the "Group") owning beneficially in the aggregate 1,434,274 Shares consisting of (i) 1,139,274 Shares directly owned by the Reporting Person, (ii) 100,000 Shares which may be acquired through the exercise of a warrant which is currently exercisable by the Reporting Person and
(iii) 195,000 Shares owned by Mr. Sullivan either directly or pursuant to stock options currently exercisable by Mr. Sullivan. Such Shares represent approximately 41.5% of the issued and outstanding Shares. The provisions of the Voting Agreement are applicable to any other Shares of which the Reporting Person acquires ownership, either directly or indirectly, after the execution of the Voting Agreement.

      Mr. Sullivan may be deemed to own beneficially in the aggregate 1,643,197 Shares, including (i) 1,239,274 Shares owned by the Reporting Person either directly or through the exercise of a warrant which is currently exercisable by the Reporting Person, (ii) 125,000 Shares owned directly by Mr. Sullivan, (ii) 30,000 Shares which may be acquired through the exercise of stock options by Mr. Sullivan, all of which are currently exercisable, (iv) 20,000 Shares issued in December 1998 and 20,000 Shares issued in August 1999 to Mr. Sullivan pursuant to restricted stock grants, 20,000 of which remain restricted as of the execution of the Merger Agreement, which provide for vesting at the rate of one-third in each year commencing on December 1, 1998 and August 8, 1999, respectively and (v) 208,923 Shares (the "Trust Shares") owned by the Franc M. Ricciardi Residuary Trust (the "Trust"), of which Mr. Sullivan is sole trustee. Mr. Sullivan did not enter into the Voting Agreement in his capacity as trustee of the Trust. The Trust is not a party to the Voting Agreement in any way and is not a member of the Group. Thus, none of the Reporting Person, Deere or Sub is the beneficial owner of the Trust Shares.

(b) The Reporting Person may be deemed to possess sole voting power with respect to 1,239,274 Shares subject to the Voting Agreement, including 100,000 Shares which may be acquired through the exercise of a warrant which is currently exercisable by the Reporting Person. Pursuant to the Voting Agreement, the Reporting Person shall, until the termination of the Voting Agreement in accordance with the terms contained therein, at any meeting of the holders of any class of Company Securities (as defined in the Voting Agreement), however such meeting is called and regardless of whether such meeting is a special or annual meeting of the stockholders of the Company, or at any adjournment thereof, or in connection with any written consent of the stockholders of the Company, vote, or cause to be voted, the Reporting Person's Shares in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof.

(c) Except as described above, the Reporting Person has not effected any transactions in the securities of the Company during the past sixty days.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Other than as described in Items 4 and 5, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

         Exhibit 1         Voting Agreement

         Exhibit 2         Merger Agreement

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2001
                                             FRS CAPITAL COMPANY, LLC


                                             /s/ Fred R. Sullivan
                                             ---------------------
                                                Fred R. Sullivan
                                                Managing Member